Exhibit 1

Stratus Technologies Bermuda Holdings Ltd. Cumberland House, 9th Floor One Victoria Street Hamilton
HM 11, Bermuda

N  E  W  S    —     N  E  W  S    —    N  E  W  S    —    N  E  W  S    —    N   E  W  S

Stratus Technologies Bermuda Holdings Ltd. Announces

Financial Results for First Quarter of Fiscal 2013

Hamilton, Bermuda, July 16, 2012 - Stratus Technologies Bermuda Holdings Ltd. (together with its consolidated subsidiaries, “Stratus” or the “Company”) a global provider of uptime assurance, today announced the results for its first quarter ended May 27, 2012.

For the quarter ended May 27, 2012, total revenue was $52.6 million, an increase of $3.0 million or 6.1% as compared to the $49.6 million in the first quarter ended May 29, 2011. Profit from operations was $10.3 million compared to $7.0 million for the same period last year. The net loss was $3.3 million compared to $5.9 million for the same period last year. Net loss for the quarter-to-date periods ended May 27, 2012 and May 29, 2011 includes a net loss on change in fair value of embedded derivatives in the Senior Notes of $0.3 million. The Company reported Adjusted EBITDA, a non-GAAP financial measure, of $13.4 million compared to $10.0 million for the same period last year. Please refer to the reconciliation of Adjusted EBITDA to GAAP financial measures in the attached “Consolidated Statements of Operations.”

First Quarter Results Conference Call

A conference call to review first quarter financial results will be held today, July 16, 2012 at 1:30 p.m. Eastern Time and may be accessed by calling 1-877-941-0844 (U.S. only) or 1-480-629-9835 with a conference ID of 4551879. A recording of this conference call will be available at 1-800-406-7325 (U.S. only) or 1-303-590-3030 with a conference ID of 4551879 for 30 days.

About Stratus

Stratus delivers uptime assurance for the applications its customers depend on most for their success. With its resilient software and hardware technologies, together with proactive availability monitoring and management, Stratus products help to save lives and to protect the business and reputations of companies, institutions, and governments the world over. To learn more about worry-free computing, visit www.stratus.com.

Forward-Looking Statements: This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to: the continued acceptance of the Company’s products by the market; the Company’s ability to enter into new service agreements and to retain customers under existing service contracts; the Company’s ability to source quality components and key technologies without interruption and at acceptable prices; the Company’s ability to comply with certain covenants in the governing documents for the Company’s credit facilities and other debt instruments; the Company’s ability to refinance indebtedness when required; the Company’s reliance on sole source manufacturers and suppliers; the presence of existing competitors and the emergence of new competitors; the Company’s financial condition and liquidity and the Company’s leverage and debt service obligations; economic conditions globally and in the Company’s most important markets; developments in the fault-tolerant and high-availability server markets; claims by third parties that the Company infringes upon their intellectual property rights; the Company’s success in adequately protecting its intellectual property rights; the Company’s success in maintaining efficient manufacturing and logistics operations; the Company’s ability to recruit, retain and develop appropriately skilled employees; exposure for systems and service failures; fluctuations in foreign currency exchange rates; fluctuations in interest rates; current risks of terrorist activity and acts of war; the impact of changing tax laws; the impact of changes in policies, laws, regulations or practices of foreign governments on the Company’s international operations; and the impact of natural or man-made disasters. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no duty to further update such forward-looking statements.

# # #

Investor Relations Contact

Robert C. Laufer

Senior Vice President, CFO

Stratus Technologies

978-461-7343

bob.laufer@stratus.com

© 2012 Stratus Technologies Bermuda Ltd. All rights reserved.

Stratus® is a trademark or registered trademark of ours. All other trade names, service marks and trademarks appearing in this annual report are the property of their respective holders. Our use or display of other parties’ trade names, service marks or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name, service mark or trademark owners.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Unaudited)

	May 27, 2012	February 26, 2012
	(Dollars in thousands, except per share data)

ASSETS

Current assets:
Cash and cash equivalents	$24,252	$27,510
Accounts receivable, net of allowance for doubtful accounts of $222 and $160, respectively	38,253	37,066
Inventory	7,496	7,884
Deferred income taxes	1,613	1,613
Prepaid expenses and other current assets	4,687	4,454

Total current assets	76,301	78,527

Property and equipment, net	10,581	10,490
Intangible assets, net	3,278	3,024
Goodwill	10,301	9,591
Deferred income taxes	11,266	11,484
Deferred financing fees	8,556	9,216
Other assets	2,743	2,810

Total assets	$123,026	$125,142

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE ORDINARY STOCK, AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Accounts payable	8,253	7,853
Accrued expenses	12,888	12,829
Accrued interest payable	3,383	9,608
Income taxes payable	165	103
Deferred income taxes	1,075	1,075
Deferred revenue	38,278	35,428

Total current liabilities	69,042	71,896

Long-term debt, net of discount	264,635	260,405
Embedded derivatives	26,168	25,884
Long-term deferred income taxes	232	232
Deferred revenue and other long-term liabilities	15,875	15,847

Total liabilities	375,952	374,264

Redeemable convertible preferred stock and redeemable ordinary stock:
Series A: 7,000 shares authorized; and 6,561 shares issued and outstanding at May 27, 2012 and February 26, 2012	111,373	109,189
Series B: 20,524 shares authorized; 3,532 issued and outstanding at May 27, 2012 and February 26, 2012	59,952	58,776
Right to shares of Series B redeemable convertible preferred stock	5,518	5,518
Ordinary shares subject to puts, 787 shares issued and outstanding at May 27, 2012 and February 26, 2012	1,181	1,181

Total redeemable convertible preferred stock and redeemable ordinary stock	178,024	174,664

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized; 28,025 shares issued and outstanding at May 27, 2012 and February 26, 2012, respectively	16,257	16,257
Series A ordinary stock: $0.5801 par value, 7,678 shares authorized; 0 shares issued and outstanding at May 27, 2012 and February 26, 2012, respectively	—	—
Series B ordinary stock: $0.5801 par value, 90,115 shares authorized; 15,512 shares issued and outstanding at May 27, 2012 and February 26, 2012, respectively	8,998	8,998
Additional paid-in-capital	—	—
Accumulated deficit	(456,907)	(450,306)
Accumulated other comprehensive gain	702	1,265

Total stockholders’ deficit	(430,950)	(423,786)

Total liabilities, redeemable convertible preferred stock and redeemable ordinary stock, and stockholders’ deficit	$123,026	$125,142

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)

For the fiscal thirteen-week periods ended May 27, 2012 and May 29, 2011

	May 27, 2012	May 29, 2011
	(Dollars in thousands)

REVENUE
Product	$19,564	$16,889
Service	33,001	32,677

Total revenue	52,565	49,566

COST OF REVENUE
Product	7,300	7,488
Service	14,658	13,909

Total cost of revenue	21,958	21,397

Gross profit	30,607	28,169

OPERATING EXPENSES
Research and development	6,606	7,346
Sales and marketing	8,109	7,786
General and administrative	5,233	5,754
Restructuring charges	34	—
Management fees	300	300

Total operating expenses	20,282	21,186

Profit from operations	10,325	6,983
Interest income	6	6
Interest expense	(12,527)	(12,185)
Loss on change in fair value for embedded derivatives	(291)	(337)
Other income (expense), net	9	(46)

Loss before income taxes	(2,478)	(5,579)
Income taxes	804	316

Net loss	$(3,282)	$(5,895)

EBITDA TABLE:
Net loss	$(3,282)	$(5,895)
Add:
Interest expense, net	12,521	12,179
Income taxes	804	316
Depreciation and amortization	1,723	1,978

EBITDA (1)	11,766	8,578

Add:
Restructuring (a)	34	—
Stock-based compensation expense (b)	41	93
Management fees (c)	300	300
Reserves (d)	69	279
Loss on change in fair value for embedded derivatives (e)	291	337
Other expense, net (f)	849	374

Total adjustments	1,584	1,383

Adjusted EBITDA (1)	$13,350	$9,961

1)	EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates.

Adjusted EBITDA represents EBITDA with certain additional adjustments, as calculated pursuant to the requirements of the interest maintenance covenant under our Revolving Credit Facility. We present Adjusted EBITDA because we believe that it allows investors to assess our ability to meet the interest maintenance covenant under our Revolving Credit Facility.

Our management also uses Adjusted EBITDA internally as a basis upon which to assess our operating performance, and Adjusted EBITDA is also a factor in the evaluation of the performance of our management in determining compensation. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under Generally Accepted Accounting Principles (“GAAP’). Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally, as described above. See the Statements of Cash Flows.

a)	In order to better align expenses with anticipated revenues, we implemented restructuring programs in prior years. These programs were designed to streamline our business model and centralize certain functions. The expense for the quarter-to-date fiscal period ended May 27, 2012 reflects changes to prior estimates of these liabilities.

b)	In the quarter-to-date fiscal periods ended May 27, 2012 and May 29, 2011 we recorded non-cash stock-based compensation expense charges related to share-based awards to employees.

c)	On April 30, 2010 we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million.

On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group, and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis. The payment of the yearly fee is restricted in the Senior Secured Notes and in the Second Lien Credit Facility until these credit facilities are paid in full.

The long-term accrued liability related to this yearly fee totaled $3.3 million and $3.1 million at May 27, 2012 and February 26, 2012, respectively.

d)	In the quarter-to-date fiscal periods ended May 27, 2012 and May 29, 2011, we incurred $0.1 million and $0.3 million of non-cash inventory write downs, respectively.

e)	In the quarter-to-date fiscal periods ended May 27, 2012 and May 29, 2011, we recorded a $0.3 million loss due to the change in fair value of the embedded derivatives related to the Senior Secured Notes.

f)	In the quarter-to-date fiscal period ended May 27, 2012, we recorded other expense, net of $0.8 million, primarily consisting of $0.8 million of miscellaneous and non-recurring charges and $0.1 of million bank fees offset by $0.1 million of net foreign currency gains.

In the quarter-to-date fiscal period ended May 29, 2011, we recorded other expense, net of $0.4 million, primarily consisting of $0.2 million bank fees and $0.3 million of one-time public filing registration costs partially offset by $0.1 million of net foreign currency gains.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

Thirteen weeks ended May 27, 2012

	May 27, 2012	May 29, 2011
	(Dollars in thousands)

OPERATING ACTIVITIES
Cash flows used in operating activities:
Net loss	($3,282)	($5,895)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,723	1,978
Amortization of deferred financing costs and debt discount	2,855	2,554
Stock-based compensation	41	93
Provision for doubtful accounts	24	—
Inventory provision	69	279
Loss on change in fair value of embedded derivatives	291	337
Loss on retirement of property and equipment	40	12
Interest payable-in-kind	2,081	1,902
Changes in assets and liabilities
Accounts receivable	(1,318)	3,425
Inventory	84	(41)
Prepaid expenses and other current assets	(262)	(431)
Accounts payable	424	(490)
Accrued expenses	190	(38)
Accrued interest payable	(6,225)	(6,275)
Income taxes payable	263	(362)
Deferred revenue	2,551	3,323
Other long-term assets and liabilities	(27)	(581)

Net cash used in operating activities	(478)	(210)

INVESTING ACTIVITIES
Cash flows used in investing activities:
Acquisition of property and equipment	(1,494)	(806)
Acquisition of business	(975)	—
Acquisition of other long-term assets	(30)	(19)

Net cash used in investing activities	(2,499)	(825)

FINANCING ACTIVITIES
Cash flows used in financing activities:
Payment of debt and equity issuance fees	—	(142)

Net cash used in financing activities	—	(142)

Effect of exchange rate changes on cash	(281)	166

Net decrease in cash and cash equivalents	(3,258)	(1,011)
Cash and cash equivalents at beginning of period	27,510	28,100

Cash and cash equivalents at end of period	$24,252	$27,089